UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 01, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

31 March 2020

Barclays PLC (the "Company")

Suspension of Dividend Payments on Ordinary Shares

In order to help Barclays serve the needs of businesses and households through the extraordinary challenges presented by COVID-19, the Board has decided that for 2020 the Company will not undertake any interim ordinary share dividend payments, accrual of ordinary share dividends, or share buybacks.

In addition, in response to a request from the UK Prudential Regulation Authority and to preserve additional capital for use in serving Barclays' customers and clients, the Board has agreed to cancel the 6.0p per ordinary share full year 2019 dividend that was due for payment on 3 April 2020.  The Board will decide on any future dividend policy and amounts at year-end 2020.

The Company still intends to publish its Q1 2020 Results Announcement on or about 29 April 2020.

Commenting, Nigel Higgins, Chairman, said:

"These are difficult decisions, not least in terms of the immediate impact they will have on shareholders.  The bank has a strong capital base, but we think it is right and prudent, for the many businesses and people that we support, to take these steps now, and ensure that Barclays is well placed to continue doing what we can to help through this crisis."

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays

MAR - Inside Information

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014.